                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                        Banyan Strategic Land Fund II
-----------------------------------------------------------------------------
                             (Name of Issuer)

                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  06682R102
                      -------------------------------
                               (CUSIP Number)

              Gary D. Engle, President, Equis Financial Group
         98 North Washington Street, Boston, Massachusetts 02114
                                  (617) 854-5800
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications)

                               April 30, 1997
                      -------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement./ / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 06682R102         SCHEDULE 13D                  Page 2 of 11 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person
     AFG Hato Arrow Limited Partnership
     I.R.S. I.D. No. 04-3144610
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                 (a)  /X/
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Massachusetts
-------------------------------------------------------------------------------
  Number of              (7) Sole Voting Power
   Shares                    635,437
                         --------------------------------------------------
 Beneficially            (8) Shared Voting Power
   Owned by                  None
                         --------------------------------------------------
    Each                 (9) Sole Dispositive Power
 Reporting                   635,437
                         --------------------------------------------------
   Person                (10) Shared Dispositive Power
    With                      None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     635,437
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 06682R102          SCHEDULE 13D                  Page 3 of 11 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person
     AFG Dove Arrow Limited Partnership
     I.R.S. I.D. No. 04-3140602
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                 (a)  /X/
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Massachusetts
-------------------------------------------------------------------------------
  Number of              (7) Sole Voting Power
   Shares                    616,734
                         --------------------------------------------------
 Beneficially            (8) Shared Voting Power
   Owned by                  None
                         --------------------------------------------------
    Each                 (9) Sole Dispositive Power
  Reporting                  616,734
                         --------------------------------------------------
   Person                (10) Shared Dispositive Power
    With                      None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     616,734
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 06682R102           SCHEDULE 13D                  Page 4 of 11 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person
     IAP/Larkfield Limited Partnership
     I.R.S. I.D. No. 04-3082082
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                 (a)  /X/
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Massachusetts
-------------------------------------------------------------------------------
  Number of              (7) Sole Voting Power
   Shares                    734,829
                         --------------------------------------------------
 Beneficially            (8) Shared Voting Power
   Owned by                  None
                         --------------------------------------------------
    Each                 (9) Sole Dispositive Power
 Reporting                   734,829
                         --------------------------------------------------
  Person                 (10) Shared Dispositive Power
   With                       None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     734,829
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 06682R102          SCHEDULE 13D                  Page 5 of 11 Pages

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Banyan Strategic Land Fund II, a Delaware corporation ("Banyan"). The principal executive offices of Banyan are located at 150 South Wacker Drive, Suite 2900, Chicago, Illinois 60606.

Item 2.  Identity and Background

This statement is filed by the following three reporting persons
(collectively, the Reporting Persons," and individually, a "Reporting
Person"):

1. AFG Hato Arrow Limited Partnership ("Hato"), a Massachusetts limited partnership. Hato is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Hato is AFG Leasing VI Incorporated ("Leasing VI"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Hato and Leasing VI are located at 98 North Washington Street, Boston Massachusetts 02114. The executive officers of Leasing VI are Geoffrey A. MacDonald and James A. Coyne, and Mr. MacDonald is the sole director of Leasing VI. Leasing VI is controlled by Gary D. Engle. Mr. Engle is President and Chief Executive Officer of Equis Financial Group Limited Partnership ("Equis"), Mr. MacDonald is the Chairman of Equis and Mr. Coyne is Senior Vice President of Equis. Equis is a Massachusetts limited partnership engaged primarily in the business of managing leased assets and funds holding leased assets. Equis is controlled by Mr. Engle. The business address of each of Mr. Engle, Mr. MacDonald, Mr. Coyne and Equis is 98 North Washington Street, Boston, Massachusetts 02114. Mr. Engle, Mr. MacDonald and Mr. Coyne are U.S. citizens.

2. AFG Dove Arrow Limited Partnership ("Dove"), a Massachusetts limited partnership. Dove is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Dove is Leasing VI. The principal place of business and principal office of Dove are located at 98 North Washington Street, Boston Massachusetts 02114.

3. AIP/Larkfield Limited Partnership ("Larkfield"), a Massachusetts limited partnership. Larkfield is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Larkfield is AFG Leasing IV Incorporated ("Leasing IV"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Larkfield and Leasing IV are located at 98 North Washington Street, Boston Massachusetts 02114. The executive officers of Leasing IV are Mr. MacDonald and Mr. Coyne, and Mr. Engle and Mr. MacDonald are the directors of Leasing
IV. Leasing IV is controlled by Mr. Engle.

CUSIP No. 06682R102        SCHEDULE 13D                  Page 6 of 11 Pages

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons as of April 30, 1997, acquired an aggregate of 1,987,000 shares of Common Stock of Banyan from Equis Exchange LLC ("Equis Exchange"), a Massachusetts limited liability company formed for the sole purpose of facilitating the transaction with Equis owning a 1% voting membership interest. On April 30, (i) Banyan acquired a 99% non-voting membership interest in Equis Exchange and contributed to Equis Exchange 1,987,000 shares of Common Stock of Banyan and (ii) the Reporting Persons transferred to Equis Exchange a 100% beneficial ownership interest in the leased assets owned by them in exchange for the 1,987,000 shares and a promissory note of Equis Exchange in the amount of $8,219,500 (the "Equis Exchange Note") issued to Equis as agent for the Reporting Persons. Hato received 635,437 shares and a 31.89% beneficial ownership interest in the Equis Exchange Note; Dove received 616,734 shares and a 31.98% beneficial interest in the Equis Exchange Note; and Larkfield received 734,829 shares and a 36.98% beneficial interest in the Equis Exchange Note. The shares were issued at an effective value of $1.50 per share.

On May 6, 1997, Equis Exchange sold certain of the leased assets in which it acquired beneficial ownership from the Reporting Persons. Following the sale, Equis Exchange loaned Banyan $4.4 million in exchange for Banyan issuing a note (the "Banyan Note") maturing in three years. These transactions are expected to provide capital to assist Banyan in a new growth-oriented business plan, which includes the development of the Rancho Malibu property in Los Angeles County, California. After the sale of the remaining leased assets, Equis Exchange will distribute all its remaining assets, including the balance of the proceeds of the sale of the leased assets and the Banyan Note, to Equis as agent for the Reporting Persons in satisfaction of the Equis Exchange Note.

None of the shares of Banyan Common Stock acquired by the Reporting Persons was registered under the Securities Act of 1933.

CUSIP No. 06682R102        SCHEDULE 13D                  Page 7 of 11 Pages

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock of Banyan in order to obtain an equity position in Banyan, the Common Stock of which they believe to be an attractive investment. Contemporaneously with the acquisition of the shares, Gary D. Engle became a member of the Board of Directors of Banyan. Banyan has agreed that following the sale of the leased assets, (i) the administrative services agreement between Banyan and Banyan Management Corp. will be amended; (ii) Banyan will enter into a new administrative services agreement with an affiliate of Equis on substantially the same terms and conditions as the Banyan Management Corp. agreement and
(iii) James A. Coyne will be appointed the Chief Operating Officer of
Banyan. Mr. Coyne's appointment became effective on May 6, 1997.

Banyan has further agreed to seek to obtain the consent of its stockholders to (i) elect a new Board of Directors nominated by Equis for terms of up to three years or increase the Board by up to four additional members (from five currently), provided that in any event the majority of the Board will continue to consist of directors independent of Equis or its affiliates; (ii) amend the Certificate of Incorporation of Banyan to provide for perpetual life and to change Banyan's name; (iii) amend the By-Laws of Banyan in such manner as Equis reasonably requests so as to restrict the acquisition of more than 4.9% of the Common Stock of Banyan by any person or persons in such manner as would cause such person or persons to become a "5 percent shareholder" within the meaning of Section 382(g) of the Internal Revenue Code and to make such other changes in the By-Laws as would protect, to the degree practicable, the existing net operating loss carry-forwards of Banyan and (iv) further amend the Certificate of Incorporation and By-Laws of Banyan in such manner as Equis reasonably requests. If such consent is obtained by October 31, 1997, Banyan will declare a one-time cash distribution to shareholders of $.20 per share. The Banyan Note will be accelerated in the event shareholder consent is not obtained. If shareholder consent is obtained, the Banyan Note will bear interest at a rate of 10% per year. The Banyan Note must be prepaid to the extent of proceeds from the sale or refinancing of the Rancho Malibu property.

Item 5.  Interest in Securities of the Issuer

As of the date of this statement, Hato beneficially owns 635,437 shares of Banyan Common Stock, representing approximately 5.3% of the outstanding shares of Banyan Common Stock, Dove beneficially owns 616,734 shares of Banyan Common Stock, representing approximately 5.2% of the outstanding shares of Banyan Common Stock and Larkfield beneficially owns 734,829 shares of Banyan Common Stock, representing

CUSIP No. 06682R102        SCHEDULE 13D                  Page 8 of 11 Pages

approximately 6.2% of the outstanding shares of Banyan Common Stock. Hato disclaims any beneficial ownership of the shares of Banyan Common Stock owned by Dove or Larkfield, Dove disclaims any beneficial ownership of the shares of Banyan Common Stock owned by Hato or Larkfield and Larkfield disclaims any beneficial ownership of the shares of Banyan Common Stock owned by Hato or Dove.

Each Reporting Person has the sole power to vote and dispose of, or to direct the vote and disposition of, the shares of Banyan Common Stock owned by it.

Except as described in Item 3 above, there have been no transactions in Banyan Common Stock by any Reporting Person, or by any of the other persons identified in Item 2 above, during the 60-day period prior to the date of this statement.

Except for the respective partners comprising each of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Banyan Common Stock owned by any Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

1.  Joint Filing Agreement dated May 8, 1997, among the Reporting Persons.

CUSIP No. 06682R102        SCHEDULE 13D                  Page 9 of 11 Pages

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AFG HATO ARROW LIMITED PARTNERSHIP
                                       By:  AFG Leasing VI Incorporated, its
                                            General Partner


May 8, 1997                            By: /s/ James A. Coyne
                                           ----------------------------------
                                           James A. Coyne, Vice President


                                       AFG DOVE ARROW LIMITED PARTNERSHIP
                                       By:  AFG Leasing VI Incorporated, its
                                            General Partner


May 8, 1997                            By: /s/ James A. Coyne
                                       --------------------------------------
                                           James A. Coyne, Vice President


                                       AIP/LARKFIELD LIMITED PARTNERSHIP
                                       By:  AFG Leasing IV Incorporated, its
                                            General Partner


May 8, 1997                            By: /s/ James A. Coyne
                                           ----------------------------------
                                           James A. Coyne, Vice President

CUSIP No. 06682R102        SCHEDULE 13D                  Page 10 of 11 Pages



                               EXHIBIT INDEX



Exhibit                                                    Page Number
-------                                                    ------------



    1.  Joint Filing Agreement dated May 8, 1997, among the     11
         Reporting Persons.

CUSIP No. 06682R102        SCHEDULE 13D                  Page 11 of 11 Pages



                                                               Exhibit 1

                               JOINT FILING AGREEMENT

    As required by Rule 13d-1(f) of the General Rules and Regulations under the Securities Exchange Act of 1934, we hereby agree that the statement on
Schedule 13D to which this Agreement is an Exhibit is filed on behalf of each of us.

    IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of us as of May 8, 1997.

                                       AFG HATO ARROW LIMITED PARTNERSHIP
                                       By:  AFG Leasing VI Incorporated, its
                                            General Partner


                                       By: /s/ James A. Coyne
                                           ----------------------------------
                                           James A. Coyne, Vice President


                                       AFG DOVE ARROW LIMITED PARTNERSHIP
                                       By:  AFG Leasing VI Incorporated, its
                                            General Partner


                                       By: /s/ James A. Coyne
                                           ----------------------------------
                                           James A. Coyne, Vice President


                                       AIP/LARKFIELD LIMITED PARTNERSHIP
                                       By:  AFG Leasing IV Incorporated, its
                                            General Partner


                                       By: /s/ James A. Coyne
                                           ----------------------------------
                                           James A. Coyne, Vice President